Hi [ ],

As part of our friends and family group joining us in empowering and creating savings for used car buyers and sellers, while creating wealth for ourselves and other participants in the ridegrade marketplace, we have listed you in the next stage of our journey. Wefunder, the crowd-sourcing platform we are engaging, will soon contact you. The purpose is to get your opinion about us, and the solution we are excited about creating.

I am sure you will have positive remarks to give about us, and I can reassure you that we would not be shy to read great accolades, so don't worry about our modesty when you write. The reviews and references you provide will be published by Wefunder on our profile page and will help others make up their minds about supporting our raise.

I have listed a few of the great reasons you have all previously mentioned as reminders of why you chose to support us. I hope this helps, and I look forward to reading your comments.

Regards,

Bankole

Reasons to support Ridegrade
- Recognize/Understand the problem we are solving and you are excited/ intrigued/encouraged by the solution
- The track records of the partners
    - Built successful companies from scratch with limited resources
    - Our work ethics, enthusiasm, integrity, …
    - Our record of balancing professional experiences with business undertakings
    - Our extensive experience in the used car retail market, and knowledge of consumer behavior in the industry
- The collective good/ public benefit stance/approach of our business and solution
- The ingenious approach to generating revenue with minimal impact on the customers
- The lean capital approach to a typically capital intensive industry
- The ease and resilience of the business model to withstand and adapt to changes in the industry
- The empowerment of consumers
- The transparency that will be introduced to the used car buying and selling experience
- The inclusive approach that empowers independent technical and service providers relevant to the used car exchange
- The savings that buyers and sellers get to enjoy
- The profit that we stand to make from the business
- The greatness that we all get to create together